SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

   Under the Securities Exchange Act of 1934 (Amendment No. 3)

                  Lin Television Corporation
                        (Name of Issuer)


             Common Stock Par Value $0.01 Per Share
                 (Title of Class of Securities)


                           532776101
                         (CUSIP Number)



               James E. McKee, Gabelli Funds, Inc.,
     One Corporate Center, Rye, NY 10580-1434 (914) 921-5294
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                       January 27, 1998
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/

_________________________________________________________________

CUSIP No. 532776101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Funds, Inc.            I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO-Funds of investment company clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /   /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None      (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     1,092,900 (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     1,092,900 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,900 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      3.68%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
________________________________________________________________

CUSIP No. 532776101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO:  Funds of investment advisory clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     901,542 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     977,762 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      977,762 (Item 5)
_________________________________________________________________

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      3.28%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
________________________________________________________________

CUSIP No. 532776101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      ALCE Partners, L.P.                 I.D. No. 13-3782067
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     9,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     9,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.03%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 532776101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli & Company, Inc.            I.D. No. 13-2885006
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ______
                                                     /  X  /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     765     (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     765     (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      765     (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      BD, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 532776101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Associates Fund            I.D. No. 13-3246203
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     223,248 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     223,248 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      223,248 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.75%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
________________________________________________________________

CUSIP No. 532776101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Associates Limited     I.D. No. Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.01%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
________________________________________________________________

CUSIP No. 532776101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Performance Partnership L.P.   I.D. No. 13-3396569
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     20,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     20,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.07%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 532776101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli International Limited I.D. No. Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     3,500 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     3,500 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,500 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.01%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
________________________________________________________________

CUSIP No. 532776101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Multimedia Partners, L.P.     I.D. No. 13-3782066
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     WC
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     10,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     10,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.03%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 532776101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Gabelli Foundation, Inc.          I.D. No. 94-2975159
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      NV
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     15,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     15,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.05%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      00-PRIVATE FOUNDATION
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 532776101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Mario J. Gabelli
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 532776101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Western New Mexico Telephone Company    I.D. No. 75-1445100
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Indiana
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     100,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     100,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.34%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer

     This Amendment No. 3 to Schedule 13D on the Common Stock of

Lin Television Corporation is being filed on behalf of the under-

signed to amend the Schedule 13D, as amended (the "Schedule 13D")

which was originally filed January 2, 1998. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule

13D.

Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch"), Spinnaker Industries, Incorporated ("Spinnaker"), Western New Mexico Telephone Company ("Western New Mexico"), Entoleter, Inc. ("Ento-leter"), Lynch Telecommunications Corporation ("Lynch Telecom"), Lynch Telephone Corporation ("Lynch Telephone") and Inter-Commu-nity Telephone Company ("Inter-Community") (collectively, "Lynch and its affiliates"), engage in various aspects of the securities business, primarily as investment adviser to various institution-al and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.
          The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administra-tive uniformity, these persons have decided to file their benefi-cial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
     (a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Funds, Inc. ("GFI"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Perfor-mance Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates Fund ("Gabelli Associates"), Gabelli Associates Limited ("GAL"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"), Gabelli Interna-tional II Limited ("GIL II"), Gabelli International Gold Fund Limited ("GIGFL"), ALCE Partners, L.P. ("ALCE"), Gabelli Multime-dia Partners, L.P. ("Multimedia Partners"), Gemini Capital Management Ltd. ("Gemini"), Gabelli Foundation, Inc. ("Founda-tion"), Mr. Gabelli, Lynch, Spinnaker, Western New Mexico, Entoleter, Lynch Telecom, Lynch Telephone and Inter-Community. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
          GAMCO, a wholly-owned subsidiary of GFI, is an invest-ment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services in the equity area for employee benefit plans, private investors, endowments and foundations.
          Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("l934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
          GLI, a wholly-owned subsidiary of GSI, is the trustee for the Gabelli-Rosenthal & Partners, L.P. Liquidating Trust.
          Gabelli Associates is a New York limited partnership whose primary business purpose is risk arbitrage investments.
GSI and Mr. Gabelli are the general partners of Gabelli Associ-
ates.
          GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's Common Stock will be offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. GSI is the investment manager of GAL.
          GSI, a majority-owned subsidiary of GFI, is a Delaware corporation which as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company.
          GFI is the ultimate parent company for a variety of companies engaged in the securities business, each of which is named above. In addition, GFI is an investment adviser regis-tered under the Advisers Act. GFI is an investment adviser which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convert-ible Securities Fund, Gabelli Capital Asset Fund, Gabelli Inter-national Growth Fund, Inc. and The Gabelli Global Interactive Couch Potato Fund (collectively, the "Funds"), which are regis-tered investment companies.
          The Plan, a qualified employee profit sharing plan, covers substantially all employees of GFI and its affiliates.
          GPP, a New York limited partnership, is a limited partnership whose primary business purpose is investing in securities. Mr. Gabelli is the general partner and chief invest-ment officer of GPP.
          GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. The investments of GIL are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of GIL.
          GIL II is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securit-ies in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. The investments of GIL II are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of GIL II.
       ALCE is a Delaware investment limited partnership that seeks long-term capital appreciation primarily through invest-ments in public and private equity securities. GSI is a general partner of ALCE.
       Multimedia Partners is a Delaware investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private multi-media communications companies. GSI is a general partner of Multimedia Partners.
       Gemini is a corporation whose primary business purpose is to provide advisory services to offshore funds.
       The Foundation is a private foundation. Mr. Gabelli is the President, a Trustee and the Investment Manager of the Founda-tion.
       Lynch, an Indiana corporation, is a diversified public company traded on the American Stock Exchange. Its subsidiaries are engaged in communications, services, and manufactured pro-ducts. Spinnaker, a Delaware subsidiary of Lynch, is also a public company and its stock is traded through the NASDAQ System. Spinnaker is a diversified manufacturing firm with major subsid-iaries in specialty adhesive-backed materials business. Another of Lynch's subsidiaries, Western New Mexico, provides telephone services in a service area in Southwestern New Mexico. Inter-Community, which is also a subsidiary of Lynch, provides local telephone services in an area 40 miles west of Fargo, North
Dakota.   Lynch and Spinnaker actively pursue new business ven-
tures and acquisitions. Lynch and its affiliates make invest-ments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisi-tions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securi-ties. Mr. Gabelli is Chairman of Lynch and owns beneficially 23.52% of the shares of common stock of Lynch.
          Mr. Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of GFI and the Chief Investment Officer for each of the Reporting Persons other than Gemini. GFI, in turn, is the sole stockholder of GAMCO.
GFI is also the majority stockholder of GSI. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI. Mr. Marc J. Gabelli is the majority stock-holder of Gemini.
          The Reporting Persons do not admit that they constitute
a group.
          GFI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI is a Delaware corporation, each having its principal business office at One Corporate Center, Rye, New York 10580-1434. GPP is a Delaware limited partnership having its principal business office at 8 Sound Shore Drive, Greenwich, Connecticut 06830. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York 10580-1434. GAL and GIL are corporations organized under the laws of the British Virgin Islands having their principal business office at c/o MeesPierson (Cayman) Limited, British American Centre, Dr. Roy's Drive-Phase 3, George Town, Grand Cayman, British West Indies. GIL II is a corporation organized under the laws of the British Virgin Islands having their principal business office at c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman, British West Indies.
Gemini is a Bermuda corporation with its principal business office at c/o Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The Foundation is a private foundation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Lynch is an Indiana corporation having its principal business office at 8 Sound Shore Drive, Greenwich, CT 06830. Spinnaker is a Delaware corporation having its principal business office at 251 Welton Street, Hamden, CT 06511.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
          (d) and (e) - On December 8, 1994, the SEC instituted and simultaneously accepted offers for the settlement of an administrative proceeding against Gabelli & Company and GAMCO. The order instituting the proceeding included a finding, which Gabelli & Company and GAMCO neither admitted nor denied, that they failed to implement and maintain policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by not specifically addressing the special circum-stances that arose from their affiliation with Lynch Corporation, a public company. To resolve this matter, Gabelli & Company and GAMCO agreed to cease and desist from violating Section 15(f) of the 1934 Act and Section 204A of the Advisers Act, respectively. They further agreed to each pay a civil penalty in the amount of $50,000, and to retain, and adopt the recommendations of, an independant consultant regarding their Section 15(f) and Section 204A policies and procedures.
     (f) - Reference is made to Schedule I hereto.
Item 3.   Source and Amount of Funds or Other Consideration
          Item 3 to Schedule 13D is amended, in pertinent part,
as follows:
          All Reporting Persons used an aggregate of approximate-ly $18,254,807 to purchase the additional Securities requiring this Amendment to Schedule 13D. GAMCO and GFI used approximately $9,429,307 and $4,432,125, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients. Gabelli Associates used approximately $629,312 of the investment funds of the Partnership to purchase the additional Securities
reported by it.   GPP used approximately $929,688 of the invest-
ment funds of the partnership to purchase the additional Securi-ties reported by it. GAL used approximately $109,375 of working capital to purchase the additional Securities reported by it. Western New Mexico used approximately $2,725,000 of working capital to purchase the additional Securities reported by it.

Item 5.   Interest In Securities Of The Issuer
          Item 5 to Schedule 13D is amended, in pertinent part, as follows:
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 2,454,175 shares, repre-senting 8.23% of the 29,803,943 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended Septem-ber 30, 1997. The Reporting Persons beneficially own those Securities as follows:

                              Shares of           % of
                              Common              Class of
Name                          Stock               Common

GFI:
  As Principal                       0                0.00%
  As Agent                   1,092,900                3.68%

GAMCO:
  As Principal                       0                0.00%
  As Agent                     977,762                3.28%

ALCE                             9,000                0.03%

Gabelli & Company                  765                0.00%

GPP                             20,000                0.07%

Gabelli Associates             223,248                0.75%

Multimedia Partners             10,000                0.03%

GIL                              3,500                0.01%

GAL                              2,000                0.01%

Foundation                      15,000                0.05%

Western New Mexico             100,000                0.34%

Mario J. Gabelli                     0                0.00%



          Mr. Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons and GFI is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons other than Mr. Gabelli, the Foundation, or Western New Mexico.
          (b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO Investors, Inc. does not have authority to vote 76,220 of the reported shares; (ii) with respect to 70,000 shares (0.23%) of Common Stock held by The Gabelli Capital Asset Fund, the 207,500 shares (0.70%) of Common Stock held by The Gabelli Asset Fund, the 300,000 shares (1.01%) of Common Stock held by The Gabelli Equity Trust Inc., the 109,400 shares (0.37%) of Common Stock held by The Gabelli Value Fund, the 180,000 shares (0.60%) of Common Stock held by The Gabelli Global Multimedia Trust Inc., the 60,000 shares (0.20%) of Common Stock held by The Gabelli ABC Fund, the 5,000 shares (0.02%) of Common Stock held by The Gabelli Global Interactive Couch Potato Fund, and the 100,000 shares (0.34%) held by The Gabelli Convertible Securities Fund, Inc., the 50,000 shares (0.17%) held by The Gabelli Equity Income Fund, the 11,000 shares (0.04%) held by The Gabelli Small Cap Growth Fund, the proxy voting committee of each such Fund has taken and exercises in its sole discretion the entire voting power with respect to the shares held by each such Fund, until its proxy committee determines otherwise and, accordingly, GFI has no voting authority with regard to the shares held by such Funds; and (iii) the power of Mr. Gabelli and GFI is indirect with respect to the Securities beneficially owned directly by other Reporting Persons.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    January 29, 1998
                                   MARIO J. GABELLI


                                   By:_____________________________
                                      James E. McKee
                                      Attorney-in-Fact


                                   GABELLI FUNDS, INC.


                                   By:_________________________
                                      James E. McKee
                                      General Counsel


                                   GAMCO INVESTORS, INC.


                                   By:_________________________
                                      Douglas R. Jamieson
                                      Executive Vice President


                                   GABELLI INTERNATIONAL LIMITED


                                   By:_________________________
                                      Mario J. Gabelli, Chairman
                                      and Investment Manager
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   GABELLI & COMPANY, INC.


                                   By:_________________________
                                      James E. McKee
                                      Secretary


                                   GABELLI PERFORMANCE
                                   PARTNERSHIP, L.P.


                                   By:_________________________
                                      Mario J. Gabelli,
                                      General Partner
                                      by: James E. McKee
                                          Attorney-in-Fact


                                   GABELLI ASSOCIATES FUND


                                   By:_________________________
                                      Gabelli Securities, Inc.,
                                      General Partner
                                      by: James E. McKee
                                          Secretary


                                    GABELLI ASSOCIATES LIMITED



                                   By:_________________________
                                      Gabelli Securities, Inc.,
                                      Investment Manager
                                      by: James E. McKee
                                          Secretary

                                   ALCE PARTNERS, L.P.


                                   By:__________________________
                                      Gabelli Securities, Inc.
                                      General Partner
                                      by: James E. McKee
                                          Secretary


                                   GABELLI MULTIMEDIA PARTNERS, L.P.


                                   By:__________________________
                                      Gabelli Securities, Inc.
                                      General Partner
                                      by: James E. McKee
                                          Secretary



                                   GABELLI FOUNDATION, INC.


                                   By:___________________________
                                      Mario J. Gabelli, President
                                      by:  James E. McKee
                                           Attorney-in-Fact




                                      WESTERN NEW MEXICO


                                      By:____________________________
                                         Joseph H. Epel, Treasurer
                                         by: James E. McKee
                                             Attorney-in-Fact



































Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:
          The following sets forth as to each of the executive offi-cers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organiza-tion in which such employment is conducted. Unless otherwise speci-fied, the principal employer of each such individual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administra-tive body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future viola-tions of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; Director of Archetype
                                   and Oak Technology; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief Execu-
                                   tive Officer of The Morgan Group,
                                   Inc.;
                                   Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     Dr. Eamon M. Kelly            President
                                   Tulane University
                                   218 Gibson Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

     Marc J. Gabelli               Vice President


Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer

     Stephen G. Bondi              Executive Vice President,
                                   Chief Financial and Admin-
                         istrative Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary

_____________________

     * Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Funds, Inc. and of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, Inc.; Chairman and Chief Executive Officer of Lynch Corporation.

GAMCO Investors, Inc.

Directors:

     Mario J. Gabelli
     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina M. Pitaro
     F. William Scholz, II

Officers:

     Mario J. Gabelli              Chief Executive Officer
                                   and Chief Investment Officer

     Joseph R. Rindler, Jr.        Chairman

     Douglas R. Jamieson           Executive Vice President

     Stephen G. Bondi              Vice President

     James E. McKee                Vice President, General Counsel
                                   and Secretary


Gabelli Securities, Inc.

Directors:

     Robert W. Blake               President of W.R. Blake
                                   & Sons, Inc.
                                   196-20 Northern Boulevard
                                   Flushing, NY  11358

     Douglas G. DeVivo             General Partner of ALCE
                                   Partners, L.P.
                                   One First Street, Suite 16
                                   Los Altos, CA  94022

     Ronald L. Gallatin            Consultant
                                   Gabelli Securities, Inc.
                                   One Corporate Center
                                   Rye, NY  10580

     Gary P. Watson                See below

     Joseph R. Rindler, Jr.        See above











Officers:

     Gary P. Watson                Executive Vice President,
                                   Chief Financial and Admin-
                                   istrative Officer


     Stephen G. Bondi              Vice President

     James E. McKee                Secretary


Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman

     Stephen G. Bondi              See above

     Donald C. Jenkins             Director of Research

Officers:

     James G. Webster, III         Chairman

     Stephen G. Bondi              Vice President

     Bruce N. Alpert               Vice President-Mutual Funds

     Walter K. Walsh               Compliance Officer

     James E. McKee                Secretary


GLI, Inc.
Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.


Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President













Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley                 Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wight                  Secretary and Assistant Treasurer


Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Officers:

     Kevin Bromley                 Vice President, Treasurer, and
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

     Sandra Wight                  Secretary and Assistant Treasurer
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies









Gemini Capitial Management Ltd.

Directors:

     Marc J. Gabelli               See above-Gabelli Funds, Inc.

     Stephen G. Bondi              See Above-Gabelli Funds, Inc.

     Michael A. Salatto            Controller

     Michael J. Burns              Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda




     Douglas Molyneux              Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda


Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Mario J. Gabelli              See above-Gabelli Funds, Inc.


     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10540

     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903

     Salvatore Muoio               Principal
                                   S. Muoio & Co., LLC
                                   655 Third Avenue
                                   New York, NY 10017

     John C. Ferrara               Business Consultant
                                   110 Edward Place
                                   Stamford, CT  06905

Officers:

     Mario J. Gabelli              Chairman and Chief Executive Officer

     Robert E. Dolan               Chief Financial Officer

     Carmine Ceraolo               Assistant Controller

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel

Spinnaker Industries, Inc.
600 N. Pearl Street
Suite 2160
Dallas, TX  75201

Directors:

     Joseph P. Rhein               5003 Central Avenue
                                   Ocean City, NJ  08226

     Richard J. Boyle              The Boyle Group, Inc.
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN  55343

     Ned N. Fleming, III           Boyle, Fleming,
                                   & Co., Inc.
                                   600 N. Pearl Street
                                   Suite 2160
                                   Dallas, TX  75201


     Robert E. Dolan               See above Lynch Corporation

     Anthonie C. van Ekris         Chairman and Chief
                                   Executive Officer
                                   Balmac International, Inc.
                                   61 Broadway
                                   Suite 1900
                                   New York, NY  10006

     Frank E. Grzelecki            President
                                   Handy & Harman
                                   One Corporate Center
                                   Rye, New York 10580



     Philip W. Colburn             Chairman of the Board
                                   Allen Telecom, Inc.
                                   11611 San Vincente Blvd.
                                   Suite 505
                                   Los Angeles, CA 90049
Officers:

     Ned N. Fleming, III           President

     Richard J. Boyle              Chairman and Chief Executive Officer

     Robert A. Hurwich             Secretary

     Mark A. Matteson              Vice President, Corporate
                                   Development

     Craig Jennings                Controller


Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Ned N. Fleming, III           See above-Spinnaker

     Mark A. Matteson              See above-Spinnaker

     Robert Hladick                See above Entoleter

     Robert P. Wentzel             See above Entoleter


     James Fleming                 230 Saugatuck Avenue, Unit 8
                                   Westport, CT  06880

Officers:

     Robert P. Wentzel             President

     Mark R. Matteson              Vice President

     Robert Hladick                Controller & Secretary


Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

     Jack C. Keen                  Chairman and President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer


     John Clay Keen                Route 6
                                   Box 270
                                   Greenville, TX 75401

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Carmine Ceraolo               See above-Lynch Corporation

     Mary J. Carroll               See above-Lynch Corporation

     Eugene P. Connell             See above-Lynch Corporation

Officers:

     Jack C. Keen                  Chairman and President

     Jack L. Bentley               Executive Vice President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     Mary Beth Baxter              Secretary & Treasurer

     Robert A. Hurwich             Assistant Treasurer



Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

     Mary J. Carroll               See above-Lynch Corporation

     Robert E. Dolan               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Eugene P. Connell             See above-Lynch Corporation

     Harry B. Snyder               P.O. Box 131
                                   Buffalo, ND  58011

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND  58011

     Keith S. Anderson             See above-Inter-Community Telephone
                                   Company

     Robert Reff                   See above-Inter-Community Telephone
                                   Company





Officers:

     Leone A. Nilsen               President

     Robert Snyder                 President

     Robert  Reff                  Vice President

     Keith S. Anderson             Secretary

     Harry B. Snyder               Treasurer

     Joseph H. Epel                Assistant Treasurer

     Robert A. Hurwich             Assistant Secretary


Lynch Telecommunications Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Richard A. Kiesling           2801 International Lane
                                   Suite 207
                                   Madison, WI  53740

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Snyder              See above-Inter-Community
                                   Telephone Company

     Eugene P. Connell             See above-Lynch Corporation

Officers:

     Robert A. Hurwich             Secretary

     Joseph H. Epel                Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               President, Controller, Assistant
                                   Treasurer, and Assistant Secretary


Lynch Telephone Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Robert E. Dolan               Controller

     Jack W. Keen                  President

     Robert A. Hurwich             See above-Lynch Corporation

     Eugene P. Connell             See above-Lynch Corporation

Officers:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Robert A. Hurwich             Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller